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                                                                    June 3, 2005

VIA EDGAR & HAND DELIVERY

Abby Adams, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303



           Re: NATIONAL PROPERTY INVESTORS III, FOX STRATEGIC HOUSING INCOME PROPERTIES CENTURY PROPERTIES FUND XIV, XV, XIX, AND XXII, DAVIDSON INCOME REAL ESTATE LP, AND DAVIDSON GROWTH PLUS LP
                    AMENDED SCHEDULE TO-T/13E-3S
                    FILED APRIL 27, 2005 BY AIMCO PROPERTIES LP, ET AL.



Dear Ms. Adams:

         On behalf of AIMCO Properties, L.P. ("AIMCO OP"), we are responding to the Staff's comment letter, dated May 5, 2005, regarding the Tender Offer Statements and Rule 13e-3 Transaction Statements on Schedule TO (the "Schedule TOs") referred to above. For your convenience, we are providing supplementally a copy of this letter, and a copy of an Amended and Restated Offer to Purchase for Century Properties Fund XIX ("CPF XIX"), which has been marked to show proposed changes in response to the Staff's comments. We have set forth below each of the Staff's comments and AIMCO OP's response to each comment.

   1. We note your response to comment 2. Rule 14d-4(d)(1) and Rule 13e-3(f)(1)(iii) require you to promptly disseminate notice of any material changes to your offers to security holders. Please provide us with your analysis of your compliance with these Rules. We note that you have amended the Schedules and, in some cases, you have issued press releases with respect to changes; however, it does not appear that you have mailed revised information.

         RESPONSE: In accordance with Rule 14d-4(d)(l) and Rule 13e-3(f)(l)(iii), AIMCO OP has promptly disseminated notice of material changes to its offers. On April 27, 2005, AIMCO OP filed with the SEC amended Schedule TOs for the offers. These filings on EDGAR are available to anyone with access to the Internet. Also, on April 27, 2005, AIMCO OP issued a press release and mailed a letter to security holders, each announcing an extension of the expiration date of all of the offers, and an increase in price for two of the offers. Except for these letters, AIMCO OP has not yet mailed revised information to security holders. AIMCO OP's intention, which is consistent with our discussions with the Staff, is that it would resolve



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Securities and Exchange Commission
June 3, 2005
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         all of the Staff's comments before mailing to security holders the amended and restated offers to purchase, so as to avoid any unnecessary confusion of investors. Accordingly, AIMCO OP intends to file an amendment to the Schedule TO for each of the partnerships next week and mail to security holders the amended and restated offers to purchase as soon as possible.

   2. We note that the Court of Appeals vacated the trial court's approval of the Nuanes and Heller litigation settlement. Please further explain, on a supplemental basis, the significance of this ruling and status of those cases and the settlement fund, with a view toward clarified disclosure. We note that several of your prior offers were conducted pursuant to the agreements of settlement.

         RESPONSE: The Court of Appeals has remanded the matter to the trial court for further findings related to the issue of the adequacy of the derivative representatives. It has yet to make a substantive decision regarding the fairness and adequacy of the settlement. Indeed, the Court of Appeals has deferred such findings until the trial court has addressed the issue raised on the remand. In the meantime, the Objector filed a Petition for Review with the California Supreme Court. Apartment Investment and Management Company ("AIMCO") filed an answer to the Objector's petition on May 18, 2005. If the California Supreme Court denies review, remittitur will issue and the trial court can proceed with making the further findings required by the Court of Appeals. Pending the Court's continuing review of the settlement, the remainder of the settlement fund (after authorized withdrawals totaling $ 326,216 as reported to the trial court on October 27, 2004) remains segregated in an interest bearing account. With regard to the previous litigation settlement offers, the plaintiffs and the defendants in the litigation agreed that AIMCO OP should proceed with the litigation settlement offers in the face of the appeal and notified the trial court of this fact. AIMCO OP fully disclosed in several places in the tender offer documents the existence of the appeal and the possibility that the Court of Appeals could reverse or vacate the order approving the settlement.

   3. We note that you will file the appraisals obtained in connection with refinancing properties held in the CPF XIX and DIRE tender offers. Also revise your Item 1014 analysis in light of this information. In addition, tell us whether the appraisals were completed at the time of any prior offers you conducted for units of these partnerships. If so, provide us your analysis of AIMCO's compliance with the disclosure requirements of Items 1014 and 1015 of Regulation M-A in connection with its Schedule 13E-3 filings.

         RESPONSE: As reflected in the changes to the Amended and Restated Offer to Purchase for CPF XIX, which has been provided to you supplementally, AIMCO OP proposes to revise the disclosure regarding the fairness of the offers to include the appraisals obtained in connection with the refinancings. On behalf of AIMCO OP, we supplementally advise the Staff that the appraisals relating to the refinancings of Covington Pointe Apartments, Lakeside Apartments, Plantation Crossing Apartments, Wood Lake Apartments and Vinings Peak Apartments were completed at the time AIMCO OP conducted the litigation settlement offers in November 2003. The appraisal for Covington Pointe Apartments is dated May 29, 2003, for Lakeside Apartments is dated April 15, 2003, and for each of Plantation Crossing Apartments, Wood Lake Apartment and Vinings Peak Apartments is dated June 12, 2003.


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Securities and Exchange Commission
June 3, 2005
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         Although AIMCO OP was aware that the lenders were obtaining the appraisals, it did not know what the appraised values were, only that they were sufficient for the lenders to proceed with the refinancing transactions. AIMCO OP did not receive copies of the appraisals until April 2005, after the 2003 offers were completed.

         AIMCO OP believes that it has complied with the disclosure requirements of Items 1014 and 1015 of Regulation M-A. In addition to the fact that AIMCO OP did not receive the refinancing appraisals until after the 2003 offers closed, AIMCO OP also believes that the refinancing appraisals were not materially related to the 2003 offers. Pursuant to the litigation settlement agreement relating to the November 2003 tender offers, AIMCO and plaintiffs' counsel were required to obtain appraisals from a court-appointed independent appraiser, and the results of these appraisals were disclosed in the 2003 offers. These appraisals were addressed to AIMCO and counsel for the class action plaintiffs and obtained for the express purpose of facilitating security holders' analysis of AIMCO's offer price. The refinancing appraisals for Lakeside Apartments, Plantation Crossing Apartments, Wood Lake Apartments, Vinings Peak Apartments and Covington Pointe Apartments, on the other hand, were solicited and obtained by the lenders for their benefit in connection with the refinancings of such properties for purposes of providing the lenders with information necessary for their underwriting. AIMCO OP and its affiliates had no role in initiating the appraisal process, had no control over the process and were not parties to the agreement between the lender and the appraiser that produced the appraisal. In fact, the appraisals prohibit their disclosure to third parties without the appraiser's consent. AIMCO OP has sought, and believes it will soon obtain, the appraiser's consent to their disclosure in the offers.

   4. We reissue comment 10. We note the increased offer prices in the competed offers. It appears the filing persons should revise their
         Schedule 13E3, and in particular the analysis required by Item 1014 to reflect the competing offers. See Instruction 2(i) to Item 1014(b). In addition, tell us when AIMCO learned of the mini-tender offers discussed in your supplemental response and how AIMCO became aware of the mini-tender offers. Clarify AIMCO's compliance with the disclosure requirements of Item 1014(b) of Regulation M-A, and in particular, Instruction 2(i) to Item 1014(b) with respect to the mini tender offers.

         RESPONSE: In accordance with Instruction 2(i) to Item 1014 of Regulation M-A, the Amended and Restated Offers to Purchase for each of Century Properties Fund XV ("CPF XV") and Davidson Growth Plus, L.P. ("DGP"), which were filed with the Securities and Exchange Commission on April 27, 2005, include, as a factor in favor of fairness, a discussion of the competing offers under the section entitled "Special Factors - Position of the General Partner of Your Partnership With Respect to the Offer." On behalf of AIMCO OP, we supplementally advise the Staff that AIMCO OP was not aware of the mini-tender offers until after the Offers to Purchase for each of CPF XV and DGP were disseminated, and AIMCO OP only learned of these offers when limited partners of these partnerships contacted AIMCO OP with questions regarding the competing offers. AIMCO OP subsequently received a copy of each of the mini-tender offers from limited partners of these partnerships.


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Securities and Exchange Commission
June 3, 2005
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         In addition, AIMCO OP supplementally advises the Staff that on May 19,
2005, CPF XIX and National Property Investors III ("NPI III"), together with seven other partnerships that are not a part of the offers, entered into a Purchase and Sale Contract (the "Purchase Agreement") with a third party, Juniper Investment Group, Ltd, a Texas limited partnership (the "Purchaser"), to sell a portfolio of nine properties, which includes Misty Woods Apartments (owned by CPF XIX) and Pinetree Apartments (owned by NPI III). As indicated in the enclosed copy of the proposed Amended and Restated Offer to Purchase for CPF XIX, disclosure will be added to describe the proposed sale, the general partner's plans regarding distribution of any net sale proceeds to limited partners, and the impact on the general partner's analysis of the fairness of the offer price. Similar changes will be made for NPI III as well.

         We would appreciate your prompt attention to this letter. Please do not hesitate to contact the undersigned at (213) 687-5527 or Jonathan Friedman at
(213) 687-5396 if you have any questions or comments regarding this letter.


                                             Very truly yours,

                                             /s/ Jonathan Ko

                                             Jonathan Ko


cc: Daniel L. Jablonsky, Esq. - Securities and Exchange Commission, Division of Enforcement
         Martha Long - Apartment Investment and Management Company
         Miles Cortez, Esq. - Apartment Investment and Management Company Joseph Coco, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP Jonathan Friedman, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP